Global Power Equipment Group Inc.

Braden Manufacturing, LLC
Williams Industrial Services Group, LLC

August 24, 2012

By EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Rufus Decker, Accounting Branch Chief
Nudrat Salik, Staff Accountant

RE:	Global Power Equipment Group Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2011 (“Form 10-K”)

Filed March 14, 2012

Form 10-Q for Period Ended March 31, 2012

Filed May 1, 2012

File No. 1-16501

Dear Ladies and Gentlemen,

I am writing on behalf of the Company in response to the Staff’s letter dated July 30, 2012. This letter includes the Staff’s comments in bold with the Company’s responses below, which responses correspond with the headings and comment numbers in the Staff’s letter.

Form 10-K for the Year Ended December 31, 2011

Management’s Discussion and Analysis, page 24

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010, page 31 Gross Profit/Margin %, page 32

1.	We note your response to comment four in our letter dated July 3, 2012. We continue to believe that you should provide additional disclosures regarding the underlying changes in your contracts from period to period when these changes materially impact your gross margin. You indicate that the decline in the gross margin percentage was primarily due to a change in the contract mix in the Products Division. Please discuss the actual changes as well as the underlying reasons for the changes. Please show us in your supplemental response what the revisions in future filings will look like.

400 E. Las Colinas Blvd.  |  Suite 400  |  Irving, TX 75069 USA  |  214.574.2700  |  Fax 214.853.4744  |  globalpower.com

Response: The Company acknowledges the Staff’s comment and it will revise its disclosures in future filings to provide additional disclosures regarding the underlying changes as well as the reasons for the changes in gross profit/margin. For your reference we have included in this response letter an example of how our revised disclosures would look for the comparison of the year ended December 31, 2011 to the year ended December 31, 2010:

“Products Division gross-profit of $36.5 million increased by $7.8 million during 2011 as compared to 2010. This was primarily driven by higher revenue as discussed in the year-over-year revenue comparison. The $52.9 million revenue increase contributed approximately $14.4 million in additional gross profit dollars based on the 2010 gross profit margin percentage. The impact of the volume increases was partially offset by a 4.2% decrease in gross profit margin percentage causing a reduction of approximately $6.6 million of gross profit dollars. Gross margin percentage fluctuates based on many factors including engineering and design requirements for the equipment, the project location and gas turbine manufacturing capacity as compared to the level of demand for new power capacity additions. The lower gross margins realized in 2011 is the result of competitive market pressure on “as sold” margins due to weaker economic conditions when the projects were booked in 2010. Also impacting the decrease in 2011 gross profit margin were favorable warranty reserve adjustments of $1.8 million during 2010 that did not occur in 2011. This was partially offset by a $2.7 million increase in overhead absorption during 2011 resulting from increased project activity.”

Changes in Cash and Cash Equivalents for 2011, 2010, and 2009, page 37

2.	We note your response to comment seven in our letter dated July 3, 2012. Please show us in your supplemental response what the revisions in future filings will look like.

Response: The Company acknowledges the Staff’s comment and it will revise its disclosures in future filings to discuss the underlying changes in working capital components, including significant changes in accounts receivable and accounts payable. For your reference we have included in this response letter an example of how our revised disclosures would look for the comparison of the year ended December 31, 2011 to the year ended December 31, 2010:

“Cash flows used in operating activities during the year ended December 31, 2011 were $31.2 million and were impacted by the following:

•

Net income of $76.9 million, reduced by two significant non-cash items including a $34.8 million increase in net deferred income taxes (which was impacted by the valuation allowance release) as well as the $17.3 million pre-tax gain on the Deltak sale. This was partially offset by $6.4 million of non-cash stock compensation expense as well as $2.4 million of depreciation and amortization of property, plant, equipment and software.

•

Net accounts receivable decreased by $3.3 million contributing to higher operating cash flows. This was primarily driven by a favorable reduction of receivables in the Services Division due to the completion of a large capital project in 2011 including the collection of receivables in 2011, partially offset by an increase in receivables in the Products Division driven by an increase in revenue during 2011.

•

An increase in cash due to a $10.8 million reduction of working capital deployed (the sum of the changes in costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings) to jobs in progress as of December 31, 2011. This change was primarily driven by the completion of a large capital project in the Services Division in 2011.

400 E. Las Colinas Blvd.  |  Suite 400  |  Irving, TX 75069 USA  |  214.574.2700  |  Fax 214.853.4744  |  globalpower.com

•	A decrease in cash of $2.0 million due to an increase in other current assets primarily due to an increase in prepaid insurance and prepaid taxes during 2011.

•

A decrease in cash of $5.5 million from accounts payable due to the unfavorable timing of disbursements. This was primarily driven by the Services Division as payables declined from December 31, 2010 as transaction activity volume was lower due to the completion of a large capital project during 2011.

•

A decrease in cash from the reduction in accrued and other liabilities of $8.5 million. Approximately $3.2 million of the decrease related to reductions in accrued compensation and benefits due to the timing of payroll cut-off dates in the Services Division and lower incentive compensation accruals and the settlement of approximately $1.8 million of warranties in the Products Division.”

Financial Statements

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

3.	We note your response to comment nine in our letter dated July 3, 2012. Please help us better understand why your revenue recognition policy states that you record revenue when the contract is substantially complete rather than stating you record revenue when the contract is complete. In a similar manner to your response, please expand your disclosures regarding when you record revenue. Please clarify that there are no further performance obligations once title has transferred and disclose what consideration you give to contract-specified separate delivery dates and milestones of individual equipment units in determining when to recognize revenue.

Response: Our accounting policy states that we record revenue when the contract is substantially complete based on the requirements of ASC 605-35-50-4 that requires disclosure of “specific criteria used to determine when a contract is substantially completed” which we disclose as generally the date that the product is shipped. From time-to-time, our contract terms may include conditions where the requirements for revenue recognition are not met at the date of shipment, such as we retain contractual risk of loss until the equipment is delivered to the customer. Our disclosures note that we require transfer of risk of loss and customer acceptance of equipment in order to recognize revenue, in addition to the shipment.

In situations where the contract provides separate delivery dates, we apply the same standards as noted above – the unit must have shipped, the risk of loss on that unit has passed to the customer and the unit delivered has been accepted by the customer. We will expand and clarify our application of these criteria to multiple shipment date contracts. We acknowledge that the reference to “milestones” implies separate criteria may be applied to these types of contracts and we will delete the disclosure.

To address the Staff’s comment in future filings, we will:

•	Expand our disclosures to indicate instances where revenue is not recognized at the time of shipment,

•	Remove the references to “substantially” complete and “milestones”,

400 E. Las Colinas Blvd.  |  Suite 400  |  Irving, TX 75069 USA  |  214.574.2700  |  Fax 214.853.4744  |  globalpower.com

•	Expand our disclosure that the Company has no further performance obligations once title has transferred, and

•	Clarify the consistency of our revenue recognition standard for contracts with customer specified separate delivery dates.

Form 10-Q for the Period Ended March 31, 2012

General

4.	Please address the above comments in your interim filings as well, as applicable.

Response: The Company acknowledges the Staff’s comment and will address the above comments in its future interim filings, as applicable.

If you have any questions regarding these comments, please direct them to David L. Willis, Senior Vice President and Chief Financial Officer, at (214) 574-2702, or our outside counsel, Todd Mason of Thompson Hine, at 212-908-3946.

Sincerely,

/s/ David L. Willis
David L. Willis Senior Vice President and Chief Financial Officer

400 E. Las Colinas Blvd.  |  Suite 400  |  Irving, TX 75069 USA  |  214.574.2700  |  Fax 214.853.4744  |  globalpower.com